FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2003

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on May 26, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD. (Registrant)

Date: May 28, 2003	By:	/s/ Kenji Kinoshita
Kenji Kinoshita Executive Officer

Komatsu Ltd.

Corporate Communications Dept.

Tel: +81-(0)3-5561-2616

Date: May 26th, 2003

URL: http://www.komatsu.com/

Correction of the Balance Sheet for Fiscal Year Ended March 31, 2003

Komatsu Ltd. has corrected its consolidated balance sheet for fiscal year ended March 31, 2003, which was originally announced

May 9, 2003, as below.

<Part of Correction>                 Liabilities and Shareholders’ Equity: underlined

(Before Correction)

	(As of March 31, 2003 and 2002)		Millions of yen
	2003	2002	Changes Increase (Decrease)
	(A)	(B)	(A)-(B)
Liabilities and Shareholders’ Equity
Current liabilities:
Short-term debt (including current maturities of long-term debt)	172,782	219,717	(46,935)
Trade notes and accounts payable	174,904	196,069	(21,165)
Income taxes payable	6,516	6,011	505
Other current liabilities	118,972	170,564	(51,592)

Total current liabilities	473,174	592,361	(119,187)

Long-term liabilities	409,611	306,525	103,086

Minority interests	28,203	46,253	(18,050)

(After Correction)

	(As of March 31, 2003 and 2002)		Millions of yen
	2003	2002	Changes Increase (Decrease)
	(A)	(B)	(A)-(B)
Liabilities and Shareholders’ Equity
Current liabilities:
Short-term debt (including current maturities of long-term debt)	214,292	219,717	(5,425)
Trade notes and accounts payable	174,904	196,069	(21,165)
Income taxes payable	6,516	6,011	505
Other current liabilities	118,972	170,564	(51,592)

Total current liabilities	514,684	592,361	(77,677)

Long-term liabilities	368,101	306,525	61,576

Minority interests	28,203	46,253	(18,050)